EXHIBIT 99.1

Standard Lithium Announces Change to Board of Directors

VANCOUVER, British Columbia, Sept. 11, 2026 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, today announced that Karen Narwold will resign from the Company’s Board of Directors (the “Board”), effective September 15, 2026, following her acceptance of a new executive position and the increased time commitments associated with her new role.

“We thank Karen for her valuable contributions and commitment to Standard Lithium during her tenure on our Board,” said Bob Cross, Independent Chairman of Standard Lithium. “We congratulate her and wish her continued success in this next chapter of her career.”

Following Ms. Narwold’s resignation, the Board will consist of eight directors. The Company has initiated a search process for a new independent director that will complement the Board’s existing experience and expertise and support Standard Lithium’s continued growth and strategic objectives. The Company intends to announce an appointment following the conclusion of this process.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated direct lithium extraction and purification process. The Company’s flagship projects are in the Smackover Formation, an attractive lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

X: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “may”, “will” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the Company’s intended timeline for onboarding an additional independent director, any new independent director’s ability to complement the Board’s existing experience and expertise, the accuracy of mineral or resource exploration activity at the Company’s flagship projects, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.